SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   HIGH FARE AIRLINES ARE STILL PROFITEERING
                    FROM FUEL SURCHARGES AS FUEL PRICES FALL

Ryanair, Europe's No.1 low fares airline, today (Thursday, 9th December 2004) criticised Europe's high fares airlines for continuing to price gouge consumers with ridiculous fuel surcharges, even though oil prices have fallen by over 30% to less than $40 per barrel in recent weeks.

                             FUEL SURCHARGE              AVERAGE FARE
    RYANAIR                        NO                                  EUR40
    AIR FRANCE                    YES                                 EUR222
    LUFTHANSA                     YES                                 EUR227
    KLM                           YES                                 EUR232
    BA                            YES                                 EUR272

(Source: Ryanair 12 months to March 04, latest published annual reports & published information)

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "When fuel prices started to increase last year, BA, Air France, KLM and Lufthansa were very quick to penalise consumers through extortionate fuel surcharges. Not content with just one fuel surcharge, airlines like BA have introduced THREE separate fuel surcharge increases to passengers.

        "Fuel prices have now reduced by 30%, and still this profiteering by high fares airlines continues.

        "Consumers can rest assured that Ryanair, which GUARANTEED to never introduce fuel surcharges, is committed to lowering fares to consumers, not increasing them. It is no wonder millions of consumers are choosing Ryanair because only Ryanair offers passengers Europe's lowest fares, unbeatable punctuality and customer service and GUARANTEED no fuel surcharges. It is time these already high fares airlines stop profiteering from fuel surcharges".

Ends.                          Thursday, 9th December 2004

For further information:
Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 December, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director